SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Envivio, Inc.

(Name of Subject Company)

Envivio, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29413T1060

(CUSIP Number of Class of Securities)

Julien Signès

President and Chief Executive Officer

535 Mission Street, 27th Floor

San Francisco, California 94105

(415) 510-3400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

James J. Masetti

Heidi E Mayon

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Envivio, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on September 28, 2015 (the “Schedule 14D-9”). This Amendment No. 1 to the Schedule 14D-9 relates to the tender offer by Cindy Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Ericsson Inc., a Delaware corporation (“Ericsson”), to purchase all of the issued and outstanding Shares at a per share purchase price of $4.10, net to the seller in cash, without interest and subject to any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information to Be Furnished

Item 8 of the Schedule 14D-9 is amended to add the following:

The following additional events have occurred:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15- calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On September 22, 2015, Ericsson and the Company each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The initial waiting period under the HSR Act, which was scheduled to expire on October 7, 2015, was terminated early by the FTC and the Antitrust Division, effective October 6, 2015. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2015	Envivio Networks, Inc.

	By:	Julien Signès
Julien Signès
Chief Executive Officer